SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 30, 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F____X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Press release

novo nordisk®

FOR IMMEDIATE RELEASE

Novo Nordisk A/S (NYSE: NVO) - Financial Statement for the first quarter of 2002

Bagsvaerd, Denmark (April 30, 2002)

- Compared to the first quarter of 2001, sales increased by 2% to DKK 5,481 million. The sales increase was 3% measured in local currencies.
  - Diabetes care sales increased by 2% to DKK 3,834 million.
  - Haemostasis management sales increased by 10% to DKK 800 million.
  - Growth hormone therapy sales decreased by 2% to DKK 450 million.
  - Hormone replacement therapy sales increased by 2% to DKK 335 million.

- Operating profit decreased by 8% to DKK 1,250 million from DKK 1,358 million.

- Profit before tax decreased by 21% to DKK 1,267 million and net profit decreased by 19% to DKK 824 million.

- Timing factors contributed significantly to the low growth in sales in the first quarter: In Europe, an unusual build-up of insulin inventory in the fourth quarter of 2001 – corresponding to approximately one week of in-market sales – was followed by a corresponding de-stocking in the first quarter of 2002. This affected sales negatively by approximately 150 million Danish kroner. In emerging markets timing of insulin sales led to a shortfall of approximately DKK 100 million. Apart from the timing factors, a number of market/performance-related issues contributed to the low sales growth. These issues are currently being addressed.

- According to current external market statistics, the European insulin market grew by 8% in volume and 12% in value during the first two months of 2002, while Novo Nordisk's in-market sales grew by 7% and 12%, respectively. Novo Nordisk has thus maintained its position in the European insulin market.

- Lars Rebien Sørensen, president & CEO said: "Based on our analysis of the development during the first months of 2002, we are confident that Novo Nordisk's growth potential remains intact".

- Novo Nordisk reaffirms full-year 2002 outlook of 5–10% growth in operating profit, assuming that exchange rates remain at the current level for the rest of the year.

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

Novo Nordisk – Financial Statement for the first quarter of 2002

The accounting policies applied by Novo Nordisk are in accordance with the Danish Company Accounts Act of 7 June 2001 and the accounting regulations for companies listed on the Copenhagen Stock Exchange. In 2001 the accounting policies were changed to comply with the new Danish Company Accounts Act, and comparative figures have been adjusted.

(Amounts in DKK million except earnings per share, number of shares outstanding and number of employees.)

	Q1 **2002**	Q4 2001	Q3 2001	Q2 2001	Q1 2001	% Change Q1 2001 to Q1 2002
Net turnover*	**5,481**	6,460	5,965	6,001	5,350	*2%*
Gross profit	**4,074**	4,929	4,375	4,447	4,046	*1%*
Gross margin	***74.3%***	*76.3%*	*73.3%*	*74.1%*	*75.6%*	
Sales and distribution costs	**1,849**	1,918	1,823	1,770	1,704	*9%*
Percent of sales	***33.7%***	*29.7%*	*30.6%*	*29.5%*	*31.9%*	
Research and development costs	**950**	1,183	953	980	854	*11%*
Percent of sales	***17.3%***	*18.3%*	*16.0%*	*16.3%*	*16.0%*	
Administration costs	**452**	523	440	451	451	*0%*
Percent of sales	***8.2%***	*8.1%*	*7.4%*	*7.5%*	*8.4%*	
Other operating income	**427**	179	231	136	321	*33%*
Operating profit	**1,250**	1,484	1,390	1,382	1,358	*(8%)*
Operating margin	***22.8%***	*23.0%*	*23.3%*	*23.0%*	*25.4%*	
Net financials	**17**	82	93	4	237	*(93%)*
Profit before tax	**1,267**	1,566	1,483	1,386	1,595	*(21%)*
Net profit	**824**	1,008	949	887	1,021	*(19%)*
Depreciation and amortisation	**299**	273	270	265	273	*10%*
Shareholders' funds	**19,782**	20,137	18,788	17,727	16,942	*17%*
Total assets	**28,674**	28,905	28,774	27,321	26,228	*9%*
Equity ratio	***69.0%***	*69.7%*	*65.3%*	*64.9%*	*64.6%*	
Number of full-time employees end of quarter	**17,561**	16,141	16,074	15,410	14,473	*21%*
Earnings per share (in DKK) **	**2.38**	2.91	2.75	2.57	2.95	*(19%)*
Diluted earnings per share (in DKK) **	**2.36**	2.89	2.73	2.55	2.93	*(19%)*
Average number of A and B shares outstanding (million) – diluted	**349.8**	348.4	348.1	348.1	348.1	-

* A detailed breakdown of turnover by geographical and therapeutic areas is provided in Appendix 2.

** In accordance with the company's accounting policies earnings per share and diluted earnings per share for Q1 2002 have been calculated based on an average number of shares of 346,664,285 and 349,789,379 respectively.

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
Internet:
www.novonordisk.com
CVR Number:
24256790

FIRST QUARTER 2002

Novo Nordisk's operating profit was DKK 1,250 million in the first quarter of 2002, 8% lower than in the first quarter of 2001 as a consequence of the lower than expected growth in sales of 2%, combined with growth in total costs of 8%.

Net financials amounted to DKK 17 million compared to DKK 237 million in the first quarter of 2001 and combined with the lower operating profit, pretax profit decreased by 21% to DKK 1,267 million. The tax rate for the first quarter of 2002 was 1 percentage point lower than in 2001, hence net profit decreased by 19% to DKK 824 million.

SALES

Sales increased by 2% to DKK 5,481 million from DKK 5,350 million in the first quarter of 2001. In local currencies, sales increased by 3%. The sales increase was due to larger volumes and improved product mix within diabetes care, and continued penetration of NovoSeven®.

Sales in the first quarter did not live up to expectations. The causes for the shortfall were either timing-related or market/performance-related.

The most significant timing-related issues were the following:

- An unusual build-up of insulin inventory in the fourth quarter of 2001 by wholesalers especially in Germany, but also in Italy, the UK and Spain. This was followed by a corresponding de-stocking in the first quarter of 2002, which affected sales in the first quarter negatively by approximately DKK 150 million.
- Timing of insulin sales to emerging markets led to a shortfall of approximately DKK 100 million in the first quarter of 2002. It is expected that part of this shortfall will be regained during the second half of 2002.

The most significant market/performance-related issues are listed below. In total they account for a sales shortfall of approximately DKK 200 million.

- In the US, Prandin® sales came in lower due to increased competition and a stronger focus on insulin in Novo Nordisk's US sales organisation.
- In Europe, NovoSeven® sales were unchanged from the first quarter last year, which was lower than forecasted.
- In Japan, sales of Norditropin® SimpleXx®, Novo Nordisk's liquid human growth hormone, were lower than expected due to both slower market growth and lower market share than forecasted.
- Finally, in spite of strong growth in Europe, the conversion from human insulin to Novo Nordisk's rapid-acting insulin analogue, NovoRapid®, did not quite meet expectations.

Initiatives that will impact the key performance issues have been taken, including refocusing and restructuring of sales activities.

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

Below is a more detailed review of the sales development in the first quarter.

Sales by therapy area: Q1 2002


Growth hormone therapy (2%)
HRT +2%
Other (24%)
Haemostasis management +10%
Diabetes Care +2%

Sales by geographical area: Q1 2002*


International Operations +4%
Japan & Oceania (4%)
Europe (0%)
North America +11%

Growth was realised in North America and International Operations (countries outside Europe, North America and Japan & Oceania). Sales in Europe remained unchanged, whereas sales for Japan & Oceania measured in Danish kroner decreased by 4% mainly due to a 6% depreciation of Japanese yen versus Danish kroner.

Diabetes care

Sales of diabetes care products grew by 2% *to* DKK 3,834 *million from* DKK 3,754 million in the first quarter of 2001. Diabetes care products encompass: insulin, insulin delivery systems and NovoNorm®/Prandin®.

Insulin and delivery systems

Sales of insulin and delivery systems increased by 3%. Growth was primarily realised in North America and in International Operations, whereas sales in Europe and Japan & Oceania declined. Novo Nordisk's sales of insulin analogues grew by 129% compared to the first quarter of 2001, to DKK 143 million.

Europe

Sales of insulin and delivery systems in Europe declined by 2%.

This development primarily reflects a larger insulin inventory build-up in a number of European countries in the fourth quarter of 2001 than previously anticipated – followed by a corresponding de-stocking in the first quarter of 2002. This has affected sales in the first quarter negatively by approximately DKK 150 million.

According to preliminary external market statistics for the first two months of 2002, in-market sales of insulin grew by around 8% in volume and 12% in value compared to the same period last year. Novo Nordisk's in-market sales of insulin grew by 7% in volume and 12% in value. Consequently Novo Nordisk believes that the company's lower insulin sales growth in Europe in the first quarter of 2002 primarily was caused by issues of a non-recurring nature, and that the underlying performance of the company's insulin business remains competitive.

---

* The geographical breakdown of sales has been changed compared to 2001 to more accurately reflect Novo Nordisk's sales organisation. For definition and detailed numbers see Appendix 2.

Novo Nordisk A/S Corporate Communications
Novo Allé 2880 Bagsvaerd Denmark
Telephone: +45 4444 8888
Telefax:
Internet: www.novonordisk.com
CVR Number: 24256790

In the first quarter of 2002 NovoRapid®, the rapid-acting insulin analogue, was launched in France, Belgium and Hungary and is now available in 15 European countries. The market share of NovoRapid® has increased steadily over the roll-out period.

NovoMix® 30, a new, dual-release insulin analogue, was launched end-March in the UK, Ireland and the Netherlands and Novo Nordisk expects this product to be on the market in most European countries by year-end 2002. NovoMix® 30 will be available in FlexPen®, a new prefilled insulin pen designed to be simpler, easier and more discrete to use than other prefilled pens.

North America
Sales of insulin and delivery systems in North America increased by 13%.

In the US, sales increased by 13% measured in DKK and 7% in local currency. This development has primarily been driven by the launch in September 2001 of NovoLog® (the US brand name for NovoRapid®), by growth in sales of PenFill® insulin cartridges, and by sales of Novo Nordisk insulin co-branded with Wal*Mart's ReliOn® brand.

Feedback from the market indicates that NovoLog® has been well received. NovoLog® will be followed by launch of NovoLog® Mix (the US brand name for NovoMix®) in the second half of 2002. In addition, InnoLet®, the world's first disposable insulin doser designed for simpler use, will be available on the US market in the second half of 2002.

Japan & Oceania
Sales of insulin and delivery systems in the Japan & Oceania region decreased by 5%, whereas sales in Japan decreased by 4%. Adjusted for the negative currency effect, insulin sales in Japan increased by 3%.

International Operations
Sales of insulin and delivery systems in International Operations increased by 12%. The realised sales were negatively influenced by timing of tender sales. Novo Nordisk has maintained its market leadership in the area and expects sales to accelerate during the year.

NovoRapid® was launched in Turkey in the first quarter and is expected to be launched in more than 20 new countries in International Operations during the year.

<u>NovoNorm®/Prandin®</u>
Sales of NovoNorm®/Prandin® amounted to DKK 350 million, a decrease of 1% compared to the first quarter of 2001. A sales decrease was seen in North America and International Operations, whereas a sales increase was realised in Europe. Prandin® sales in the US decreased as a result of increased competition and a stronger focus on insulin in Novo Nordisk's sales organisation.

Due to a change of strategic priorities, and in light of a prolonged development programme for NovoNorm® in Japan, Takeda Chemical Industries and Novo Nordisk Pharma (Japan) Ltd have decided to discontinue their 1999 agreement to co-market NovoNorm® in Japan. Novo Nordisk is now pursuing outlicensing of the product in Japan.

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
Internet:
www.novonordisk.com
CVR Number:
24256790

Haemostasis management

Sales within haemostasis management (NovoSeven®) increased by 10% to DKK 800 million from DKK 730 million.

The main growth drivers during the first quarter of 2002 were the same as in 2001: As confidence in the use of NovoSeven® in connection with surgical procedures in haemophilia patients increases so does the use of NovoSeven®. Furthermore, NovoSeven® is increasingly being used in the treatment of acquired haemophilia. Finally, sales are perceived to have been positively affected by increased investigational use.

Sales growth of NovoSeven® was primarily realised in the US, whereas sales in Europe fell below expectations. Novo Nordisk estimates that the haemophilia market in Europe is closer to saturation than previously anticipated.

The world market potential for the use of NovoSeven® for patients with haemophilia and congenital bleeding disorders is still estimated to be approximately USD 450 million.

Growth hormone therapy

Sales of human growth hormone products decreased by 2% to DKK 450 million from DKK 457 million, mainly because sales in Japan measured in DKK decreased by 16%. Measured in local currency the sales of human growth hormone in Japan decreased by 10%.

In Japan the sales and marketing team is being restructured in order to increase focus on Norditropin® SimpleXx®, Novo Nordisk's liquid human growth hormone product. This new team will apply experience from the introduction of Norditropin® SimpleXx® in Europe and the US, where the product is doing well and capturing market shares.

Hormone replacement therapy

Sales of hormone replacement therapy products increased by 2% to DKK 335 million from DKK 327 million. The sales increase was predominantly attributed to Activelle®, the low-dose continuous combined product. Sales increases were primarily seen in the US and in France.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME

Total costs, excluding financial costs and tax, grew by 8% to DKK 4,658 million. The gross margin decreased by approximately 1 percentage point from the first quarter of 2001. The predominant part of this decrease relates to the costs of increased manning necessary for the ongoing capacity expansion.

Sales and distribution costs increased by 9% to DKK 1,849 million. This reflects the expansion of the sales force in the US and the recent launch of NovoMix® in Europe as well as the continued roll-out of products such as NovoRapid® and new insulin delivery systems. Research and development costs grew by 11% to DKK 950 million. This cost increase is primarily related to the development projects NN304 (long-acting insulin analogue), NN622 (dual-acting insulin sensitiser), NN1998 – AERx®iDMS (pulmonary insulin), and new indications for NovoSeven®. Administration costs for the first quarter amounted to DKK 452 million, on level with expenses in the first

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
Internet:
www.novonordisk.com
CVR Number:
24256790

quarter of 2001. Included in total costs are depreciation and amortisation of DKK 299 million, up from DKK 273 million in the same period in 2001.

In total, licence fees and other operating income amounted to DKK 427 million in the first quarter compared to DKK 321 million in 2001. The main contributor to this increase was income of approximately DKK 240 million related to the accounting effect of the initial public offering of ZymoGenetics. In addition, a minor milestone payment was recorded in relation to Sanofi-Synthelabo's transfer of Gabitril® rights outside North and South America to Anesta/Cephalon.

NET FINANCIALS AND TAX

Net financials showed a net income of DKK 17 million in the first quarter of 2002 compared to DKK 237 million in the first quarter of 2001. Novo Nordisk recorded a foreign exchange gain of DKK 13 million compared to a gain of DKK 188 million in the first quarter of 2001. Net interest income was DKK 24 million in the first quarter of 2002 compared to DKK 29 million in the first quarter of 2001.

The effective tax rate for the first quarter was 35%, leading to total taxes expensed of DKK 443 million.

SHAREHOLDERS' FUNDS

Total shareholders' funds were DKK 19,782 million at the end of the first quarter of 2002, equalling 69.0% of total assets, compared with 64.6% in the first quarter of 2001.

Shareholders' funds at 31 December 2001	DKK	20,137	million
Net profit for the period	-	824	-
Repurchase of employee shares	-	(2)	-
Dividends paid	-	(1,161)	-
Other adjustments	-	(16)	-
Shareholders' funds at 31 March 2002	DKK	19,782	million

Holding of own shares

At the end of the first quarter of 2002, Novo Nordisk A/S and its wholly-owned affiliates owned 8,032,385 of its own B shares corresponding to a total nominal value of DKK 16,064,770 or 2.26% of the total share capital.

UPDATE ON THE DEVELOPMENT PORTFOLIO

Diabetes care

The diabetes research and development pipeline progressed according to plan, and approximately 70 studies have been accepted for presentation at the American Diabetes Association conference in June.

Haemostasis management

A study of NovoSeven® in patients undergoing liver resection has been concluded. This is the first time Novo Nordisk reports results from a patient population without a known coagulopathy (coagulation disorder) undergoing surgery. In this study, where

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

NovoSeven® was compared to placebo, NovoSeven® confirmed a strong safety profile. Further the results indicated a reduction in the number of patients receiving blood transfusion during surgery. A notable reduction in blood loss supported the efficacy. Novo Nordisk is currently exploring the options for maximising the value of this promising clinical outcome – possibly a pivotal study including dose optimisation.

A study of the use of NovoSeven® as a haemostatic agent for bleedings related to traumatic injuries has been initiated and clinical studies are now running within all areas of the 'NovoSeven® expansion programme'.

Novo Nordisk expects to be able to communicate the conclusions from two of these studies, including the study of the use of NovoSeven® in patients undergoing surgery for upper gastrointestinal bleedings, in the second half of this year.

OUTLOOK 2002

Novo Nordisk expects sales to grow by 7–10% in 2002. The driver of growth within diabetes care will be the continued roll-out of NovoRapid® and NovoMix® combined with sales growth from human insulin in International Operations. Within haemostasis management the continued penetration of NovoSeven®, especially in the US and International Operations, is expected to drive sales growth. Within growth hormone therapy, Norditropin® SimpleXx® is expected to continue to capture market share outside Japan.

As a consequence of the lower than expected sales growth the company has initiated a cost-containment programme. Assuming that currency exchange rates remain at the current level for the rest of the year, Novo Nordisk reaffirms its expectations of growing operating profit by 5–10% in 2002.

This expectation includes income of approximately DKK 240 million related to the accounting effect of the initial public offering of ZymoGenetics. The expectation for operating profit growth excludes potential income related to the planned out-licensing in North America of NN622 currently in Phase 3 clinical development.

As previously communicated, 2002 will show an uneven quarterly distribution of operating profit with the largest part expected to be realised in the second half of the year.

Novo Nordisk still plans to invest DKK 4.5 billion in new production facilities in 2002 and depreciation and amortisation for 2002 are expected to be realised at the level of DKK 1.3 billion.

Due to the reduced expectations for operating profit growth, this year's investments are expected to exceed cash contribution from operations and Novo Nordisk therefore expects a slightly negative free cash flow in 2002.

Net financial income is still expected at the level of approximately DKK 150 million for the year provided that the current interest rates and exchange rates remain unchanged for the rest of 2002.

For 2002 Novo Nordisk still expects the tax rate to be 35%, 1 percentage point lower than the tax rate realised in 2001.

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
Internet:
www.novonordisk.com
CVR Number:
24256790

FORWARD-LOOKING STATEMENT

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 26 April 2002. Please also refer to the section 'Financial Risk Factors' in the Annual Financial Report 2001. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsværd, 30 April 2002
The Board of Directors
Novo Nordisk A/S

For further information please contact:

Media:	Investors:
Susan Jackson	Rasmus Jorgensen
Phone: (+1) 609 919 7776	Phone (direct): (+1) 212 878 9607

Further information on Novo Nordisk is available on the company's Internet homepage at the address: www.novonordisk.com

Novo Nordisk A/S Corporate Communications
Novo Allé 2880 Bagsvaerd Denmark
Telephone: +45 4444 8888 Telefax:
Internet: www.novonordisk.com
CVR Number: 24256790

Appendix 1: 2002 and 2001 - quarterly numbers in EUR

(Amounts in EUR million, except per share / ADR and number of employees)

	2002 Q1	Q4	Q3	Q2	2001 Q1	% Change Q1 2001 – Q1 2002
Net turnover	**737**	869	802	807	720	*2%*
Gross profit	**548**	663	589	598	544	*1%*
Gross margin	***74.3%***	*76.3%*	*73.3%*	*74.1%*	*75.6%*	
Sales and distribution costs	**249**	258	245	238	229	*9%*
Percent of sales	**33.7%**	29.7%	30.6%	29.5%	31.9%	
Research and development costs	**128**	159	128	132	115	*11%*
Percent of sales	**17.3%**	18.3%	16.0%	16.3%	16.0%	
Administration costs	**61**	70	59	61	61	*0%*
Percent of sales	**8.2%**	8.1%	7.4%	7.5%	8.4%	
Licence fees and other operating income	**57**	24	31	18	43	*33%*
Operating profit	**168**	200	187	186	183	*(8%)*
Operating margin	***22.8%***	*23.0%*	*23.3%*	*23.0%*	*25.4%*	
Net financials	**2**	11	13	1	32	*(93%)*
Profit before tax	**170**	211	200	186	215	*(21%)*
Tax	**(60)**	(75)	(72)	(67)	(77)	*(23%)*
Net profit	**111**	136	128	119	137	*(19%)*
Depreciation and amortisation	**40**	37	36	36	37	*10%*
Shareholders' funds	**2,661**	2,709	2,528	2,385	2,279	*17%*
Total assets	**3,858**	3,889	3,871	3,676	3,528	*9%*
Equity ratio	***69.0%***	*69.7%*	*65.3%*	*64.9%*	*64.6%*	
Number of full-time employees end of quarter	**17,561**	16,141	16,074	15,410	14,473	*21%*
Earnings per share/ADR (in EUR)*	**0.32**	0.39	0.37	0.35	0.40	*(19%)*
Diluted earnings per share/ADR (in EUR)*	**0.32**	0.39	0.37	0.34	0.39	*(19%)*
Average number of shares outstanding (million) - basic EPS	**346.7**	345.8	345.7	345.7	345.6	
Average number of shares outstanding (million) - diluted EPS	**349.8**	348.4	348.1	348.1	348.1	

Translated for convenience at the 31 March 2002 exchange rate of EUR 1.00 = DKK 7.4332

* In accordance with the company's accounting principles, earnings per share/ADR of a nominal value of DKK 2 for Q1 2002 have been calculated based on an average number of shares of 346,664,285. Diluted earnings per share/ADR, which include options on Novo Nordisk's own shares with an exercise price below current market value, have been based on an average number of shares of 349,789,379.

Novo Nordisk A/S Corporate Communications
Novo Allé 2880 Bagsvaerd Denmark
Telephone: +45 4444 8888 Telefax:
Internet: www.novonordisk.com
CVR Number: 24256790

Appendix 2: Turnover by therapy area and geographical area

(Amounts in DKK million)

	2002 Q1	Q4	Q3	Q2	2001 Q1	Q4	Q3	Q2	2000 Q1	% change Q1 2001 - Q1 2002
Net turnover total	**5,481**	6,460	5,965	6,001	5,350	5,875	5,267	5,243	4,426	2%
Net turnover by therapy area										
Diabetes care	**3,834**	4,476	4,210	4,184	3,754	4,044	3,700	3,681	3,153	2%
Haemostasis management	**800**	843	754	769	730	680	556	585	449	*10%*
Growth hormone therapy	**450**	626	527	554	457	614	541	512	440	*(2%)*
Hormone replacement therapy	**335**	393	350	365	327	374	329	323	280	2%
Other	**62**	122	124	129	82	163	141	142	104	*(24%)*
Net turnover by geographical area (new split)*										
Europe	**2,406**	2,945	2,578	2,620	2,410	2,474	2,247	2,305	2,105	*(0%)*
North America	**1,354**	1,331	1,345	1,385	1,216	1,174	1,044	1,032	864	*11%*
Japan & Oceania	**879**	1,308	1,111	1,163	916	1,367	1,219	1,190	921	*(4%)*
International Operations	**842**	876	931	833	808	860	757	716	536	*4%*
Net turnover by geographical area (old split)										
Europe	**2,668**	3,154	2,800	2,879	2,669	2,812	2,409	2,459	2,225	*(0%)*
USA	**1,262**	1,215	1,250	1,268	1,120	1,064	947	941	795	*13%*
Japan	**780**	1,192	1,004	1,065	818	1,358	1,101	1,097	829	*(5%)*
RoW	**771**	899	911	789	743	641	810	746	577	*4%*

(Amounts in EUR million)

	2002 Q1	Q4	Q3	Q2	2001 Q1	Q4	Q3	Q2	2000 Q1	% change Q1 2001 - Q1 2002
Net turnover total	737	869	802	807	720	790	709	705	595	2%
Net turnover by therapy area										
Diabetes care	**516**	602	566	563	505	544	498	495	424	2%
Haemostasis management	**108**	113	101	103	98	91	75	79	60	*10%*
Growth hormone therapy	**61**	84	71	75	61	83	73	69	59	*(2%)*
Hormone replacement therapy	**45**	53	47	49	44	50	44	43	38	2%
Other	**8**	16	17	17	11	22	19	19	14	*(24%)*
Net turnover by geographical area (new split)*										
Europe	**324**	396	347	352	324	333	302	310	283	*(0%)*
North America	**182**	179	181	186	164	158	140	139	116	*11%*
Japan & Oceania	**118**	176	149	156	123	184	164	160	124	*(4%)*
International Operations	**113**	118	125	112	109	116	102	96	72	*4%*
Net turnover by geographical area (old split)										
Europe	**359**	424	377	387	359	378	324	331	299	*(0%)*
USA	**170**	163	168	171	151	143	127	127	107	*13%*
Japan	**105**	160	135	143	110	183	148	148	112	*(5%)*
RoW	**104**	121	123	106	100	86	109	100	78	*4%*

* Europe: EU, EFTA, Poland, Czech Republic, Hungary and the Baltic countries
North America: USA and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
Internet:
www.novonordisk.com
CVR Number:
24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 4/30/2002

NOVO NORDISK A/S

Lars R Sørensen

Lars Rebien Sørensen, President and Chief Executive Officer